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[LOGO] WILLKIE FARR & GALLAGHER LLP                    1875 K Street, NW
                                                       Washington, DC 20006-1238
                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

VIA EDGAR

November 5, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

          Re: iShares Trust
          (Securities Act File No. 333-92935;
          Investment Company Act File No. 811-09729)
          Post-Effective Amendment No. 325

Ladies and Gentlemen:

On behalf of the iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, Post-Effective Amendment No. 325 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust: iShares MSCI Far East Financial Sector Index Fund (the "Fund"). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the "Staff") in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks results that correspond generally to the performance, before fees and expenses, of the financials sector of developed countries in the Far East region as defined by the MSCI Far East Financial Sector Index.

(2) Other Changes from Recent Filings

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The Fund's description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment also differs from previous filings in that it is being filed pursuant to the revised Form N-1A. The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment 300 filed pursuant to Rule 485(a)(1) on September 29, 2009.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 229, filed pursuant to Rule 485(a) on April 22, 2009, relating to the iShares MSCI ACWI ex US Financials Index Fund.

The disclosures applicable to the Fund and iShares Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Introduction," "Portfolio Holdings Information," "Management
- Investment Adviser," "Management - Administrator, Custodian and Transfer Agent," "Shareholder Information - Buying and Selling Shares," "Shareholder Information - Book Entry," "Shareholder Information - Share Prices," "Shareholder Information - Dividends and Distributions," "Shareholder Information - Taxes," "Shareholder Information - Taxes on Distribution," "Shareholder Information - Taxes When Shares Are Sold," Shareholder Information
- Creations and Redemptions," "Shareholder Information - Householding," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Investment Advisory, Administrative and Distribution Services - Investment Adviser," "Investment Advisory, Administrative and Distribution Services - Codes of Ethics," "Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent," "Investment Advisory, Administrative and Distribution Services - Distributor" "Brokerage Transactions," "Additional Information Concerning the Trust - Termination of the Trust or the Fund," "Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund," and "Miscellaneous Information" included in the Statement of Additional Information.

                                    * * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff./1/

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/1/  See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).


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Should members of the Staff have any questions or comments concerning the
Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,


/s/ Benjamin J. Haskin
-------------------------------------
Benjamin J. Haskin


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